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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

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     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                 LAIDLAW ENVIRONMENTAL ANNOUNCES EXCHANGE RATIO

Columbia, SC (March 4, 1998) - Laidlaw Environmental Services, Inc. (NYSE:LLE) said today that the exchange ratio for purposes of its offer for Safety-Kleen Corp. (NYSE:SK), which is currently scheduled to expire at 12:00 Midnight, New York City time, on March 9, 1998, will be 2.70232 LLE common shares for each SK common share validly tendered and not withdrawn, in addition to the $18.00 per SK share SK holders will be entitled to receive in cash. Should the LLE offer be extended, the exchange ratio will be recalculated as described in the Amended Prospectus. As of March 4, 1998, approximately 18.6 million shares of SK common stock (approximately 31.4% of the outstanding) have been tendered into the Laidlaw Environmental offer; these SK shareholders can also vote in favor of the Buyout Merger.

         Commenting on the announcement, Mr. Kenneth W. Winger, president and chief executive officer, said:

         "Based upon today's closing price for LLE common shares of $4.563, our offer to Safety-Kleen shareholders represents total value of $30.33, a 12.3% premium over the Philip Group merger proposal offer of $27.00. We are confident if the roadblocks are removed, Safety-Kleen shareholders will embrace our offer and its superior value. If Safety-Kleen's Board of Directors continues to oppose our offer, we will take all of the actions necessary to allow Safety-Kleen shareholders access to this valuable opportunity."

         Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada.



SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210